UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            FOAMEX INTERNATIONAL INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   344123 10 4
                                 (CUSIP Number)

                                December 30, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

                                   Els Ponnet
                          Societe Generale de Belgique
                                  Rue Royale 30
                                     B-1000
                                Brussels, Belgium
                          Telephone: 011 32-2-507.02.68
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                            Douglas P. Bartner, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

--------------------------------------------------------------------------------

CUSIP No.  344123 10 4
--------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Societe Generale de Belgique
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------
|_|      (b)
            --------------------------------------------------------------------
(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization   Belgium

Number of         (5)      Sole Voting Power          0
Shares                                       -----------------------------------
Beneficially               -----------------------------------------------------
Owned by          (6)      Shared Voting Power        0
Each                                          ----------------------------------
Reporting                  -----------------------------------------------------
Person            (7)      Sole Dispositive Power     0
With                                              ------------------------------
--------                   -----------------------------------------------------
                  (8)      Shared Dispositive Power   0
                                                    ----------------------------
                           -----------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person  0
                                                                     -----------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
           0.0%
         -----------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

Item 1.     Issuer

            (a)   Foamex International Inc.
            (b)   1000 Columbia Avenue
                  Linwood, Pennsylvania  19061

Item 2.     Person Filing

            (a)   Name of Person Filing: Societe Generale de Belgique
            (b) Address of Principal Business Office: Rue Royale 30, B-1000, Brussels, Belgium
            (c)   Citizenship: Belgium
            (d) Title of Class of Securities: Common Stock, par value $.01 per share
            (e)   CUSIP Number: 344123 10 4

Item 3.     This statement is filed pursuant to ss.240.13d-1(c).

Item 4.     Ownership

            (a)   Amount Beneficially Owned: 0 shares of Common Stock.
            (b)   Percent of Class: 0.0%
            (c)   Number of shares as to which the person has:
                  (i)     Sole Voting Power: 0
                  (ii)    Shared Voting Power: 0
                  (iii)   Sole Dispositive Power: 0
                  (iv)    Shared Dispositive Power: 0

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.

Item 10.    Certifications

            (a)   Not Applicable.

            (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2000

                                         SOCIETE GENERALE DE BELGIQUE

                                         By    /s/ Els Ponnet
                                           -------------------------------------
                                           Name:   Els Ponnet
                                           Title:  Legal Advisor

                                POWER OF ATTORNEY



The undersigned Societe Generale de Belgique S.A., a "societe anonyme" under Belgian law with registered office at rue Royale 30, 1000 Brussels, Belgium hereby appoints as its attorneys-in-fact, with full power of substitution :


                      Els Ponnet or Jean-Francois Poncelet


to execute in the name, place and stead of the undersigned a statement on
Schedule 13 G (including amendments thereto) with respect to the ordinary voting shares, par value $.01 per share, of Foamex International Inc., and to file the same with the United States Securities and Exchange Commission and the undersigned hereby agrees that this Power of Attorney be included as an Exhibit thereto.



Societe Generale de Belgique S.A.

By:               /s/ Klaus Wendel
          --------------------------------------
Name:             Mr. Klaus Wendel
Title:            Director Participations



By:               /s/ Michel Van den Berghe
          --------------------------------------
Name:             Mr. Michel Van den Berghe
Title:            Director


Dated:  January 4, 2000